                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                         UNDER THE EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)


                            FINANCIAL SECURITY CORP.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   317660108
                   -------------------------------------------
                                 (CUSIP Number)

                         RICHARD J. PERRY JR., ESQUIRE
                        LEVI PERRY SIMMONS & LOOTS, P.C.
                     805 FIFTEENTH STREET, N.W., SUITE 1101
                             WASHINGTON, D.C. 20005
                              TEL: (202) 326-8602

- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               SEPTEMBER 10, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject if this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___ .

Check the following box if a fee is being paid with this statement. _____X___ A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item (1); and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.

- ----------------------------------------------------------------------------------------------------------
 CUSIP NUMBER   317660108                                          PAGE    2      OF  12    PAGES
               ----------                                               ---------    ------
- ----------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------
     1.      NAME OF REPORTING PERSON/  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

             Financial Institution Partners, L.P. / 52-1899611
- ----------------------------------------------------------------------------------------------------------

     2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a) ____
                                                                                             (b) ____
- ----------------------------------------------------------------------------------------------------------
     3.      SOURCE OF FUNDS

             WC/ OO
- ----------------------------------------------------------------------------------------------------------
     4.      IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) & 2(e)

             NO
- ----------------------------------------------------------------------------------------------------------
     5.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
- ----------------------------------------------------------------------------------------------------------
                    6.          SOLE VOTING POWER
 NUMBER OF SHARES
    OWNED BY        --------------------------------------------------------------------------------------
 EACH REPORTING     7.          SHARED VOTING POWER
   PERSON WITH                  121,138 SHARES
                    --------------------------------------------------------------------------------------
                    8.          SOLE DISPOSITIVE POWER

                    --------------------------------------------------------------------------------------
                    9.          SHARED DISPOSITIVE POWER
                                121,138 SHARES
- ----------------------------------------------------------------------------------------------------------
 10.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    121,138 SHARES
- ----------------------------------------------------------------------------------------------------------
 11.                DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
                    No
- ----------------------------------------------------------------------------------------------------------
 12.                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                    7.81%
- ----------------------------------------------------------------------------------------------------------
 13.                TYPE OF REPORTING PERSON

                    PN
- ----------------------------------------------------------------------------------------------------------

- ----------------------------------------------------------------------------------------------------------
 CUSIP NUMBER   317660108                                          PAGE    3      OF  12    PAGES
               ----------                                               ---------    ------
- ----------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------
     1.      NAME OF REPORTING PERSON/  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

             Hovde Capital, Inc./ 52-1891904
- ----------------------------------------------------------------------------------------------------------
     2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a) ____
                                                                                             (b) ____
- ----------------------------------------------------------------------------------------------------------
     3.      SOURCE OF FUNDS

             AF
- ----------------------------------------------------------------------------------------------------------
     4.      IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) & 2(e)

             NO
- ----------------------------------------------------------------------------------------------------------
     5.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
- ----------------------------------------------------------------------------------------------------------
                    6.          SOLE VOTING POWER
 NUMBER OF SHARES
    OWNED BY        --------------------------------------------------------------------------------------
 EACH REPORTING     7.          SHARED VOTING POWER
   PERSON WITH
                                121,138 SHARES
                    --------------------------------------------------------------------------------------
                    8.          SOLE DISPOSITIVE POWER

                    --------------------------------------------------------------------------------------
                    9.          SHARED DISPOSITIVE POWER

                                121,138 SHARES
- ----------------------------------------------------------------------------------------------------------
 10.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    121,138 SHARES

- ----------------------------------------------------------------------------------------------------------
 11.                DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
                    NO

- ----------------------------------------------------------------------------------------------------------
 12.                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                    7.81%
- ----------------------------------------------------------------------------------------------------------
 13.                TYPE OF REPORTING PERSON

                    CO
- ----------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

                 The class of security to which this statement relates is the common stock, par value $.01 per share (the "Shares"), of Financial Security Corp. (the "Issuer"). The address of the principal executive offices of the Issuer is 1209 North Milwaukee Avenue, Chicago, Illinois, 60622-2294.

ITEM 2.  IDENTITY AND BACKGROUND

                 The persons filing this statement are Financial Institution Partners, L.P. (the "Limited Partnership") and Hovde Capital, Inc., who are collectively referred to herein as the "Reporting Persons." The Limited Partnership is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial institutions. Hovde Capital, Inc., a Delaware general business corporation, is the general partner (the "General Partner") of the Limited Partnership.

                 Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Limited Partnership and the General Partner as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partner. The General Partner controls the Limited Partnership.

                 None of the Reporting Persons or executive officers, directors or controlling persons of the General Partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 The Reporting Persons do not believe that they constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Nevertheless, the Reporting Persons are making this filing because of the possibility that they may be deemed a group, although each of the Reporting Persons disclaims any membership in, and the existence of, such a group. Neither the making of this filing nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in Schedule 2 attached hereto and incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

                 The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

                 (a) Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

                 (b)  None.

                 (c)  None.

                 (d)  None.

                 (e)  None.

                 (f)  None.

                 (g)  None.

                 (h)  None.

                 (i)  None.

                 (j)  None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                 (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of September 20, 1996 information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 1,550,846 Shares outstanding as of that date) as to each of the Reporting Persons.

                 (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of September 20, 1996, transactions in the Shares effected during the past sixty (60) days by the Reporting Persons.

                 (d)  None.

                 (e)  Not applicable.

                 Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 See response to Item 4 hereof.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS

                 Exhibit A - Consent Agreement pursuant to 17 C.F.R.Section 13d-1(f)(1).

                                   SCHEDULE 1

INFORMATION RELATING TO REPORTING PERSONS

                                                                    PRINCIPAL BUSINESS AND
                                                                    ADDRESS OF PRINCIPAL BUSINESS
                 NAME                                               OR PRINCIPAL OFFICE
                 ----                                               -----------------------------
Financial Institution Partners, L.P.                                Limited partnership formed to make investments primarily in equity securities of financial institutions
                                                                    1629 Colonial Parkway
                                                                    Inverness, IL 60067
                                                                    Organized: State of Delaware

Hovde Capital, Inc.                                                 General business corporation formed to serve as the general partner of the Limited Partnership
                                                                    1629 Colonial Parkway
                                                                    Inverness, IL 60067
                                                                    Incorporated: State of Delaware

   INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                    PERSONS

                     NAME                               PRINCIPAL OCCUPATION
                   ADDRESS                                 BUSINESS ADDRESS                         CITIZENSHIP
                 ------------                           -----------------------                ---------------------
                 Steven D. Hovde                        Investment banker                             U.S.
                 1629 Colonial Parkway                  Hovde Financial, Inc.
                 Inverness, IL 60067                    1629 Colonial Parkway
                                                        Inverness, IL 60067
                                                        Investment banking firm

                 Eric D. Hovde                          Investment banker
                 1826 Jefferson Place, N.W.             Hovde Financial, Inc.                         U.S.
                 Washington, D. C.  20036               1826 Jefferson Place, N.W.
                                                        Washington, D. C.  20036
                                                        Investment banking firm

                 Braddock J. LaGrua                     Investment banker
                 1826 Jefferson Place, N.W.             Hovde Financial, Inc.                         U.S.
                 Washington, D. C.  20036               1826 Jefferson Place, N.W.
                                                        Washington, D. C.  20036
                                                        Investment banking firm

  SCHEDULE 2

                 The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.


                                                                    AMOUNT
                                  TOTAL                             ORIGINALLY FINANCED/               SOURCE OF
NAME                              CONSIDERATION                     CURRENT BALANCE*                   FUNDS *
- ----                              -------------                     ---------------                    ------------
Financial
Institution                       $2,673 252.50                     $1,713,872.50/                    Working Capital/
Partners, L.P.                                                      $1,713,872.50                     Margin Account


Hovde Capital, Inc.               $2,673 252.50                     $1,713,872.50/                    Working Capital of
                                                                    $1,713,872.50                     Affiliate including Margin
                                                                                                      Account

- ----------------------------------------

* $1,713,872.50 for the purchase of 65,638 Shares was financed by a line of credit at Harris Trust at federal funds +5/8; a total of 75,900 Shares (including the 65,638 Shares) are held by Harris Trust as collateral for the Partnership's line of credit.

                                   SCHEDULE 3

         The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.


                                                                                                 APPROXIMATE
                 NAME                                   NUMBER OF SHARES                          PERCENTAGE
                 ----                                   ----------------                       --------------
                 Financial Institution                  121,138                                      7.81%
                 Partners, L.P.

                 Hovde Capital, Inc.                    121,138                                      7.81%

                                   SCHEDULE 4


DESCRIPTION OF TRANSACTIONS IN SHARES EFFECTED WITHIN 60 DAYS

The reporting persons effected the following transactions in the Shares within sixty (60) days of September 20, 1996:

                   TRANSACTION             AMOUNT OF              TRANSACTION                                    TRANSACTION
                      DATE                  SHARES                    PRICE                 BROKER                   TYPE
                 ---------------         --------------          ----------------       ---------------            ------------
                     08/1/96                  4,400                  $25.625                Chicago*                  Buy

                     08/05/96                 2,000                  $25.688                Chicago*                  Buy

                     08/21/96                14,000                  $25.875                Chicago*                  Buy

                     09/10/96                45,238                  $26.250                Chicago*                  Buy



- -----------------------------
  * Chicago Capital

                                        EXHIBIT INDEX


Exhibit A - Consent Agreement pursuant to 17 C.F.R.Section 13d-1(f)(1).